FEDERAL INSURANCE COMPANY

Endorsement No: 7

Bond Number: 82126578

NAME OF ASSURED:	AMERICAN CAPITAL STRATEGIES, LTD.

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

American Capital, Ltd.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 11, 2008

By:
Authorized Representative

ICAP Bond

Form 17-02-0949 (Rev. 1-97) Page 1